Exhibit 2.2

AMENDMENT

TO

PURCHASE AGREEMENT

This AMENDMENT TO PURCHASE AGREEMENT (this “Amendment”), dated as of April 11, 2005, is entered into by and among Global Power Equipment Group Inc., a Delaware corporation (“Global”), Williams Industrial Services Group, L.L.C., a Delaware limited liability company wholly owned by Global (“WISG”) and Williams Group International, LLC, a Georgia limited liability company (“Seller”) (collectively with Global and WISG, the “Parties”).

W I T N E S S E T H:

WHEREAS, Global and Seller are parties to that certain Purchase Agreement dated as of November 23, 2004 (“Purchase Agreement”) relating to the proposed sale by Seller to Global of all of the outstanding limited liability company interests (the “LLC Interests”) in each of (i) Williams Specialty Services, LLC, a Georgia limited liability company (“Specialty Services”), (ii) Williams Plant Services, LLC, a Georgia limited liability company (“Plant Services”) and (iii) Williams Industrial Services, LLC, a Georgia limited liability company (“Industrial Services” and, collectively with Specialty Services and Plant Services, the “Companies” and each a “Company”); and

WHEREAS, the Parties wish to amend and modify certain provisions of the Purchase Agreement;

WHEREAS, capitalized terms not otherwise defined herein have the meanings assigned to them in the Purchase Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements hereinafter contained, and for other good and valuable consideration the receipt and adequacy of which is hereby acknowledged, the Parties, intending to be legally bound, do hereby agree as follows:

1. Assignment. Prior to the Closing, Global shall assign its rights, interests and obligations under the Purchase Agreement and the other Transaction Documents to WISG. WISG shall assume all of Global’s obligations under the Purchase Agreement and shall execute and deliver the other Transaction Documents at the Closing; provided that Global shall remain liable, jointly and severally with WISG, for any and all obligations under the Purchase Agreement and the other Transaction Documents and shall execute and deliver, together with WISG, the Escrow Agreement and the Transition Services Agreement, and shall be the surety or primary obligor in respect of any and all Collateral provided by Purchaser to Seller pursuant to Section 5.13 of the Purchase Agreement. Seller consents to such assignment. Upon such assignment, “Purchaser” under the Purchase Agreement shall mean Global and WISG, collectively.

2. Representations of WISG. By executing and delivering this Amendment, Global and WISG hereby make as of the date hereof the same representations and warranties about

WISG as Global made about itself in Article IV of the Purchase Agreement when Global executed the Purchase Agreement; provided however that in Section 4.1 of the Purchase Agreement, WISG represents and warrants that it is a Delaware limited liability company, duly organized, validly existing and in good standing under the laws of the State of Delaware.

3. § 1.1 Defined Terms.

(a) Section (b) of the defined term “Transaction Expenses” is hereby amended by deleting the words “and (c)” after the words “Section 5.4(b)” therefrom.

(b) The defined term “Purchaser Designees” is hereby amended to add Candice Cheeseman.

(c) The definition of the current assets within the defined term “Working Capital” is amended to delete the following words: “security deposits posted in favor of any of the Companies”, so that such security deposits, if any, shall be included in the current assets in determining Working Capital.

4. §2.2 Determination and Payment of Closing Payment and §2.3 Purchase Price Adjustment.

(a) For purposes of Section 2.2(a) of the Purchase Agreement, the Parties agree that the Estimated Working Capital is $8,278,100 and the Estimated Excluded Liabilities Amount is $2,200,000.

(b) Pursuant to the Transition Services Agreement, Seller will agree to make the regular payroll payment to all employees of the Companies, including craft labor and administrative employees, which payment is due during the week immediately following the Closing for payroll periods ending on April 10, 2005, and process all withholdings for tax and other statutory liabilities and employee benefit plan deductions, in accordance with its customary payroll procedure. The Purchaser agrees that within one (1) Business Day after receipt by Purchaser from Seller of a written statement setting forth the actual amount of such payroll liability and designating Seller’s bank account and wire transfer instructions, Purchaser shall reimburse Seller for such amount by wire transfer of immediately available funds to such designated account.

(c) The Parties agree that any amount on the Closing Balance Sheet under the line item “Bank overdraft funded by parent company” shall not be taken into account for purposes of determining Working Capital.

(d) Subsections (i) and (ii) of Section 2.3(e) are hereby amended by changing the words “Final Determination Date” in each such subsection to the following: “the later of the Working Capital Determination Date and the Excluded Liabilities Determination Date”.

5. §2.4 Closing. Section 2.4 of the Purchase Agreement is hereby amended by changing “April 4, 2005” to “April 11, 2005” therein and by adding a new sentence at the end of such Section as follows: “The Parties agree that the Closing shall be effective as of 12:01 A.M. on the Closing Date.”

6. §5.1 Conduct of the Business of the Company. The Parties acknowledge and agree that attached hereto as Schedule 1 is a correct and complete list of those actions, circumstances or agreements that have been approved by a Purchaser Designee prior to or on the date hereof in accordance with Section 5.1(a) of the Purchase Agreement.

7. § 5.4 Financial Information. Subsections (i), (ii) and (iii) of Section 5.4(b) of the Purchase Agreement are deleted in their entirety and the following subsections are substituted therefor:

“(b) (i) Purchaser acknowledges receipt on or before March 31, 2005, of (A) an audited combined balance sheet of the Companies prepared by Smith & Howard as at March 31, 2004 and the related audited combined statements of income, cash flow and equity for the fiscal year then ended and (B) an audited combined balance sheet of the Companies prepared by Smith & Howard as at March 31, 2003 and the related audited combined statements of income, cash flow and equity for the fiscal year then ended.

(ii) Seller shall use its commercially reasonable efforts to cause BDO Seidman, LLP to prepare and deliver to Purchaser within forty-five (45) days after the Closing Date (A) an audited combined balance sheet of the Companies as at March 31, 2004 and the related audited combined statements of income, cash flow and equity for the fiscal year then ended (the financial statements described in this clause (A) of Section 5.4(b)(ii) being referred to herein as the “Audited Financial Statements”), and (B) an audited combined balance sheet of the Companies as of March 31, 2003 and the related audited combined statements of income, cash flow and equity for the fiscal year then ended. Purchaser shall use commercially reasonable efforts to cooperate with Seller, as reasonably requested by Seller, to assist in the preparation and delivery of such balance sheets and related statements, including by providing necessary accounting personnel to the extent reasonably practicable.

(iii) Seller shall use its commercially reasonable efforts to cause Smith & Howard and BDO Seidman, LLP to prepare and deliver to Purchaser within forty-five (45) days after the Closing Date an audited combined balance sheet of the Companies as at March 31, 2005 and the related combined statements of income, cash flow and equity for the fiscal year then ended. Purchaser shall use commercially reasonable efforts to cooperate with Seller, as reasonably requested by Seller, to assist in the preparation and delivery of such balance sheets and related statements, including by providing necessary accounting personnel to the extent reasonably practicable.”

8. § 5.15 Use of Name. Section 5.15 of the Purchase Agreement is hereby deleted in its entirety and the following language is substituted therefor:

“Effective from and after the Closing, Seller will grant to each Company and each Third Party authorized by any Company a five (5) year, non-exclusive fully paid, royalty free license to use the name “Williams” and derivatives thereof and the service mark “W” currently used by the Companies, in connection with the business operations, products and services of any Company or any such Third Party pursuant to a License Agreement in substantially the same form as attached hereto as Exhibit J.”

The form of Tradename and Service Mark License Agreement attached hereto as Amendment Exhibit A is hereby deemed to be attached to the Purchase Agreement as Exhibit J.

9. § 5.16 Pre-Closing Transfers. The Parties hereby agree that the requirement of Section 5.16 of the Purchase Agreement that Seller transfer the leasehold interests of Seller in respect of assets used by the Companies described in items 1 and 3 through 6 of Schedule 3.10(b) of the Purchase Agreement (“Old Leases”) to any of the Companies prior to the Closing is hereby waived and, instead, WISG and/or the Companies shall, concurrently with the Closing, execute new leases in respect of such assets (“New Leases”) in substitution for the Old Leases. As soon as reasonably practicable after the Closing, Purchaser shall, with the cooperation of Seller as reasonably requested by Purchaser, (a) obtain any required signatures of the lessors to such New Leases, and (b) take such other reasonable actions necessary to (i) finalize such New Leases and (ii) commence the services by the lessors thereunder. Seller agrees to provide Purchaser with the services described in this paragraph pursuant and subject to the Transition Services Agreement.

10. Article VI Conditions to Purchaser’s Obligations. Purchaser hereby waives the following conditions to its obligation to purchase the LLC Interests of the Companies:

(a) §6.3 Good Standing and Other Certificates. Receipt of a certificate as to the tax status of the Companies from the appropriate official in its jurisdiction of formation.

(b) §6.5 Other Consents.

(i) Receipt of consent to assignment of the Commercial Lease Agreement between Specialty Services and B & K Enterprises for premises located in Chillicothe, Ohio from B & K Enterprises;

(ii) Receipt of consent to assignment of the Duratek Inc. (successor to Frank W. Hake Associates) Radiological Services Division Safeshop and Safestore Terms and Conditions of Agreement between Specialty Services (assignee of Williams Power Corp.) and Duratek Inc.

(iii) Other. The failure to move Gerald Scott Walters and Brian Hart from the payroll of Seller to the payroll of the Companies, as these two persons are no longer employed by Seller or its Affiliates.

(c) §6.6 Receipt of a Resignation of David A. Lucas, as he is no longer employed by Seller or its Affiliates.

(d) §6.13 Audited Financials; Auditor Assurances. Section 6.13 of the Purchase Agreement is hereby amended to insert the words “from Smith & Howard” after the word “and” and before “(ii)” in the first sentence thereof.

11. Bank Accounts.

(a) Deleted Accounts.

(i) The Parties acknowledge that prior to the date hereof, WISG has established its own bank accounts for disbursements in connection with the operation of the business of the Companies and that the Companies shall not, from and after the Closing, make deposits to or draw funds from or otherwise access the disbursement bank accounts identified below as Deleted Accounts, except as expressly otherwise provided herein. Accordingly, Schedule 3.26 of the Purchase Agreement is hereby amended by deleting therefrom the following accounts, collectively referred to herein as the “Deleted Accounts”:

Company	Type	Bank Account #
Industrial Services	A/P	3270592092
Industrial Services	P/R	3270592100
Specialty Services	A/P	3268664804
Specialty Services	P/R	3268664796
Plant Services	A/P	3268664820
Plant Services	P/R	3268664812

(ii) From and after the Closing, Seller is authorized to, and shall, deposit sufficient funds in the Deleted Accounts to insure payment of checks that were issued by Seller or any of the Companies prior to Closing from the Deleted Accounts. Such Deleted Accounts shall be closed by Purchaser, with reasonable cooperation by Seller, on or about the 30th day after the Closing Date. Purchaser agrees to use its commercially reasonable efforts to cause its and the Companies’ employees not to issue checks on the Deleted Accounts commencing on the Closing Date; provided, however, the Parties acknowledge that after the Closing some check stock for the Deleted Accounts may be in the possession of employees of the Purchaser or Companies. In the event that checks on any of the Deleted Accounts are issued by any employee of Purchaser or of the Companies on or after the Closing Date, Seller agrees to use commercially reasonable efforts to cause Bank of America, N.A. to honor such checks and Purchaser agrees to reimburse Seller (in accordance with Seller’s instructions) the amount of such checks within two (2) Business Days after Seller presents Purchaser with written documentation, reasonably satisfactory to Purchaser, of the payment of any such checks from the Deleted Accounts. Purchaser shall have no right of set-off, recoupment or counterclaim or any other defense to the timely payment to Seller of amounts due and owing to Seller pursuant to this Section 11(a). In the event Purchaser fails to pay an amount due and owing to Seller pursuant to this Section 11(a) when due, Purchaser shall pay to Seller interest on such amount at the rate of ten percent (10%) per annum from the expiration of such two (2) Business Day period until the date of payment in full.

(b) Additional Accounts.

(i) The Parties acknowledge and agree that the following accounts, into which customer payments to the Companies are made, were inadvertently omitted from Schedule 3.26 to the Purchase Agreement. Schedule 3.26 to the Purchase Agreement is hereby amended to add the following accounts, collectively referred to herein as the “Additional Accounts”:

Company	Lock Box #	Depository Account #
Williams Service Group	ATL-198735	3251739928
Williams Industrial Services	ATL-198752	3251739910

(ii) On the Closing Date, Seller shall instruct Bank of America, N.A. to transfer, as soon as practicable after the Closing, the Additional Accounts to WISG and to discontinue, as soon as practicable after the Closing, all automatic sweeps of funds from the Additional Accounts to any account of Seller. In the event that any funds that were paid or deposited into the Additional Accounts on or after 12:01 AM on the Closing Date are swept into any account of Seller, Seller agrees to remit to WISG (in accordance with WISG’s instructions) any such funds within two (2) Business Days after receipt thereof. Seller shall have no right of set-off, recoupment or counterclaim or any other defense to the timely payment to WISG of amounts due and owing to WISG pursuant to this Section 11(b). In the event Seller fails to pay an amount due and owing to WISG pursuant to this Section 11(b) when due, Seller shall pay to WISG interest on such amount at the rate of ten percent (10%) per annum from the expiration of such two (2) Business Day period until the date of payment in full. Seller represents and warrants to Purchaser that all amounts that are so swept from the Additional Accounts are swept into an account of Seller and not into an account of any Affiliate of Seller or other Person.

(c) Seller shall schedule all funds, if any, that are swept into any account of Seller on or after 12:01 AM on the Closing Date from the Additional Accounts and all funds, if any, paid from the Deleted Accounts by persons other than employees of Seller and keep accurate and complete records showing the deposits to and withdrawals from the Additional Accounts and the Deleted Accounts. Such records and any bank statements for the Deleted Accounts and the Additional Accounts which cover any period or partial period from and including the Closing Date shall at all times be maintained at the principal office of Seller. All such records and statements may be inspected, copied and audited by Purchaser (or on its behalf by its designees or representatives), from time to time and upon reasonable prior notice during normal business hours at the office of Seller.

12. Penta License/Oracle Database.

(a) The Parties agree that concurrently with the Closing (i) each of the Companies or WISG shall execute a new Master PENTA Agreement, in substantially the same form as attached hereto as Amendment Exhibit B, (ii) WISG will pay Penta on or before April 15, 2005 the $25,000 fee in connection with the Companies’ or WISG’s entering into the Master PENTA Agreement, (iii) assuming that Oracle consents to an assignment of Seller’s license to WISG without cost to either Seller or WISG, Seller will transfer (A) its annual license rights to 70 Run-time Concurrent Users under its Enterprise Database License with Oracle to WISG and (B) its annual license rights to 8 Run-time Named Users under its Enterprise Database License (Lic’s) for the “Test Database” on the back-up Hewlett Packard Server to WISG, both of which annual licenses expire in September 2005 and will need to be renewed by WISG, (iv) Seller shall assign its rights to 45 annual (concurrent user) licenses or “seats” to use the PENTA software under its current license agreement with Penta to WISG for the remaining term thereof (ending September 2005), without additional cost to WISG for such assignment, pursuant to the assignment agreement in substantially the same form as attached hereto as Amendment Exhibit C. As soon as reasonably practicable after the Closing, Purchaser shall, with the commercially reasonable cooperation of Seller as reasonably requested by Purchaser, (1) obtain any required signatures of Penta or other parties to the documents described in this Section 12(a), and (2) take such other reasonable actions necessary to (x) finalize such agreements with Penta and Oracle and (y) commence the services by the providers thereunder.

(b) If Oracle fails to consent to the assignment described in Section 12(a)(iii) above prior to the Closing, WISG will be required to immediately acquire either an “Enterprise Edition” license from Oracle for either “Full Use, Named User” or “Process User” at its own expense.

(c) Seller agrees that it shall bear the cost of and shall be responsible for separating the Books and Records and Stored Books and Records of Seller which are in electronic format (and establishing its own database in connection therewith) from that of the Companies’ and Seller’s databases, including, but not limited to, the tasks identified on Amendment Attachment C-1 (the “Tasks”), which is attached hereto and incorporated herein by reference. Purchaser agrees to cooperate with Seller as reasonably necessary to complete the Tasks.

13. Customer Contracts Assigned to the Companies by Affiliates. Attached hereto as Amendment Exhibit D is correct and complete list of certain customer contracts that were entered into by Affiliates of the Companies and assigned by such Affiliates to the Companies. In respect of those Contracts on Amendment Exhibit D designated with an asterisk (“Assigned Contracts”), consent to the assignment of such Assigned Contracts has not been obtained from the customer who is a party thereto. Notwithstanding anything to the contrary contained in the Purchase Agreement, the Parties acknowledge and agree that notwithstanding the failure to obtain consent to the assignment of the Assigned Contracts, the Parties acknowledge and agree that the Companies are liable for all obligations under such Assigned Contracts and entitled to all benefits thereunder.

14. Substitution of a New Exhibit F - Escrow Agreement. Exhibit F to the Purchase Agreement, entitled “[Form of] Escrow Agreement,” is hereby deleted in its entirety and a new Exhibit F, entitled “[Form of] Escrow Agreement,” in substantially the same form as attached hereto as Amendment Exhibit E is substituted therefor.

15. Substitution of a New Exhibit G – Transition Services Agreement. Exhibit G to the Purchase Agreement, entitled “Transition Services Agreement,” is hereby deleted in its entirety and a new Exhibit G, entitled “Transition Services Agreement,” in substantially the same form as attached hereto as Amendment Exhibit F is substituted therefor.

16. Substitution of a New Bill of Sale and Attachment of Schedule listing Items on Revised Schedule 5.22 – Network Assets. The Bill of Sale attached to the Purchase Agreement as Exhibit E is hereby deleted in its entirety and a new Bill of Sale incorporating the items on a revised Schedule 5.22 of the Purchase Agreement entitled “Network Assets” in substantially the same form as attached hereto as Amendment Exhibit G is substituted therefor in order to, among other things, include HP 9000 Back-up Server; Model K460, serial number 3714A31340 in the Network Assets to be transferred in substitution of (a) Backup Penta for Windows/Terminal Services server, serial number D207CXG3K025 and (b) Craftforce Oracle DB Server, serial number D108FSB1K719, which shall not be transferred by Seller.

17. Bonds / Secured Bonds.

(a) Schedule 5.13(a) to the Purchase Agreement, entitled “Bonds” is hereby deleted in its entirety and a new Schedule 5.13(a), entitled “Bonds,” in substantially the same form as attached hereto as Amendment Exhibit H is substituted therefor and all Bonds listed thereon shall be subject to the provisions of the Purchase Agreement, as amended hereby.

(b) Seller is in the process of obtaining releases from the respective customers of Specialty Services in whose favor the following Bonds, listed on Schedule 5.13(a) as amended, were issued: (a) Kaiser Hill- Rocky Flats (Bond No. ESD 7312772) - $3,478,000 and (b) St. Francis Convent – Boiler House Project (Bond No. 1007242) - $276,000 (collectively, such Bonds being the “Release-in-Process Bonds”).

(c) Attached hereto as Amendment Exhibit I is the form of an irrevocable letter of credit to be used as Collateral under Section 5.13(b) of the Purchase Agreement for the letters of credit and bonds listed in Schedule 1 thereto, which Schedule 1 includes all of the Bonds set forth on Schedule 5.13(a), as amended hereby, except for the Release-in-Process Bonds. Global shall cause such irrevocable letter of credit to be issued to Seller on the Closing Date. Seller agrees to execute and deliver reduction certificates thereunder promptly after the expiration of a Secured Bond or at such time as Seller is fully released from a Secured Bond.

(d) Purchaser will use commercially reasonable efforts, with commercially reasonable cooperation from Seller, to obtain the full release of Seller from all obligations in respect of the Release-in-Process Bonds as soon as practicable after the Closing. In the event that Seller has not been fully released from any such Release-in-Process Bonds on the 120th day after the Closing Date, Purchaser agrees that it will, on or before the first Business Day immediately following such 120th day, either (i) replace such Release-in-Process Bond with a bond or other collateral, satisfactory to the project owner or other obligee, whereby Seller is concurrently fully released from the respective Release-in-Process Bond or (ii) issue an additional irrevocable letter of credit in favor of Seller in substantially the same form as the form of letter of credit attached hereto as Amendment Exhibit I having an aggregate amount available to Seller thereunder equal to the then-current aggregate principal amount of any such Release-in-

Process Bonds from which Seller has not been fully released. To the extent Purchaser has not complied with the covenant in the immediately preceding sentence in respect of one or more of the Release-in-Process Bonds and such Release-in-Process Bond(s) have not otherwise expired with the full release of Seller from obligations in respect thereto, Seller and Purchaser shall immediately jointly issue a Certificate to the Escrow Agent, as defined and in accordance with the Escrow Agreement to disburse to Seller as soon as practicable an amount equal to the then-current aggregate principal amount of the Release-in-Process Bonds from which Seller has not been fully released. Seller agrees to recontribute to the Escrow Fund held by the Escrow Agent an amount equal to the amount distributed pursuant to the immediately preceding sentence with respect to a Release-in-Process Bond as soon as practicable upon the full release of Seller from obligations in respect thereto.

18. Lease Amendment. WISG and Seller hereby agree to execute and deliver, concurrently with the execution hereof, the amendment to the Headquarters Lease in substantially the same form as attached hereto as Amendment Exhibit J. (“Lease Amendment”).

19. §5.18 Release of Seller Guaranties.

(a) The Parties acknowledge that the guarantee referred to at Item 4 of Schedule 5.18 of the Purchase Agreement consists of (a) a Guarantee by Seller in favor of GUBMK, the joint venture identified on Schedule 3.6(a) of the Purchase Agreement, of the obligations of Plant Services in the joint venture, (b) a Guarantee by Seller in favor of Tennessee Valley Authority (“TVA”), the owner for whom GUBMK is providing services and (c) an unsecured Payment Bond on which Seller is an indemnitor, identified by TVA reference B10/22 obtained by GUBMK in connection with that certain Contract dated October 1, 2001 for Performing Fossil and Hydro Maintenance and Modifications Work for TVA, Prime Contract No. 99PMJ-232187, a copy of which has been previously provided to Purchaser. Purchaser hereby agrees that its covenants in Section 5.18 of the Purchase Agreement shall apply to each of the three components of Item 4 of Schedule 5.18 of the Purchase Agreement described above in addition to the other items described on Schedule 5.18 to the Purchase Agreement and that it shall continue to use commercially reasonable efforts after the Closing to procure the release of each guarantee listed on Schedule 5.18, as amended, notwithstanding the Closing and the occurrence of the Closing shall not release Purchaser from any of its indemnification obligations to Seller in respect of any Seller liabilities on such guarantees on Schedule 5.18, as amended.

(b) The Parties hereby amend Schedule 5.18 of the Purchase Agreement to add the following guaranties executed by Seller since November 23, 2004: (i) Parent Company Performance Guarantee to Bechtel Jacobs Company LLC for Contract (or Purchase Order) 23900-RFP-DD002 between Bechtel Jacobs Company LLC and Specialty Services and (ii) Williams Group International, LLC’s Guaranty For the Benefit of PSEG Nuclear LLC in connection with Contract dated January 12, 2005 between PSEG Nuclear LLC and Specialty Services relating to work at Salem and Hope Creek Nuclear Generating Stations. Purchaser hereby agrees that its covenants in Section 5.18 of the Purchase Agreement shall apply to each of these guaranties in addition to the other items described on Schedule 5.18 to the Purchase Agreement.

20. §3.27 Permits. Purchaser waives any requirement under the Purchase Agreement that the building permit identified on Schedule 3.27 to the Purchase Agreement as issued to “Williams Industrial Services, Inc.” be replaced by a permit issued to “Williams Industrial Services, LLC”. The permit issuer notified Seller that the construction contemplated by this building permit has been completed and it will not issue a “corrected” permit in respect of completed work.

21. §§5.3 and 5.5 Review of the Company; Books and Records; Access to Employees.

(a) The first sentence of Section 5.3(b)(ii) of the Purchase Agreement is hereby amended to insert the phrase “and may in the future obtain possession of” after the word “of” and before the word “Material”.

(b) The second sentence of Section 5.5(b) of the Purchase Agreement is hereby modified to permit Purchaser to make electronic copies (as well as photocopies) of the Stored Books and Records in respect only of information relating to the Companies.

(c) Section 5.5 of the Purchase Agreement shall be amended to add the following new subsection as follows:

“(c) (i) Purchaser shall keep confidential and shall not use or disclose any Confidential Information about Seller or any Affiliate of Seller, other than information relating to the Companies, that comes or has come into possession of Purchaser or its Affiliates. For purposes hereof, “Confidential Information” means information (in any form or media) including but not limited to technical and nontechnical data, compilations, programs, devices, methods, techniques, processes and plans regarding the Seller’s methods of operation, contract terms, billing rates, billing procedures, suppliers, business methods, finances, financial records, management, or any other business information relating to the Seller (whether constituting a trade secret or proprietary or otherwise) which has value to the Seller and is treated by the Seller as being confidential. Confidential Information also includes information which has been disclosed to Seller or its Affiliates by a third party and which the Seller or its Affiliates are obligated to treat as confidential.

(ii) The term “Confidential Information” does not include information which (A) was or becomes generally available to the public other than as a result of a disclosure by Purchaser or any of Purchaser’s directors, officers, employees, partners, affiliates, agents, sources of financing or capital, or advisors (including, without limitation, attorneys, accountants, consultants, bankers, financial advisors and any representatives of Purchaser’s advisors) who receive or have access to the Confidential Information or whose actions with respect to Seller are directed by a person in possession of Confidential Information (collectively, “Representatives”) in violation of this provision, (B) was or becomes available to Purchaser or any of Purchaser’s Representatives from a source other than the Seller or its advisors, employees of the Companies or former employees of the Seller employed by Purchaser or its Affiliates; provided that such source is not known to Purchaser to be bound by a confidentiality agreement with the Seller or otherwise prohibited from transmitting the information to Purchaser by a contractual, legal or fiduciary obligation or (C) was within Purchaser’s or its Affiliates’ (other than the Companies) possession or that of any of Purchaser’s Representatives prior to (1) its being furnished to Purchaser by or on behalf of the Seller or (2) Purchaser’s access to the Books and Records and Stored Books and Records, as evidenced by Purchaser’s prior internal documentation, provided that the source of such information was not bound by a confidentiality agreement with the Seller or otherwise prohibited from transmitting the information to Purchaser or its Affiliates by a contractual, legal or fiduciary obligation. Any combination of information shall not be deemed to be within the foregoing exceptions because individual features of the information are in the public domain. Notwithstanding the foregoing, any disclosure of Confidential Information may be made to which the Seller consents in writing prior to disclosure.

(iii) In the event that Purchaser is requested or required (by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or other process or by law or regulation) to disclose any Confidential Information, it is agreed that Purchaser will, unless prohibited by law as evidenced by a written opinion of legal counsel, provide the Seller with prompt notice of any such request or requirement (written if practical) so that the Seller may seek an appropriate protective order or waive Purchaser’s compliance with the provisions of this section. If, failing the entry of a protective order or the receipt of a waiver hereunder, Purchaser is, after consultation with the Seller and after providing the Seller with written opinion of legal counsel to that effect, legally compelled to disclose Confidential Information, Purchaser may disclose only that portion of the Confidential Information which Purchaser is legally compelled to disclose and will exercise reasonable efforts to obtain assurance that confidential treatment will be accorded to that portion of the Confidential Information which is being disclosed. In any event, Purchaser will not oppose action by the Seller to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Confidential Information.”

(d) Until the completion of the separation of the Books and Records and Stored Books and Records of Seller that are in electronic format, Purchaser’s employees shall continue normal back-up of the network acquired by Purchaser from Seller consistent with Seller’s past practices. The Seller agrees to maintain a copy of all system backup tapes for a period of at least one (1) year from the Closing Date.

22. Full Force and Effect. Except for the changes provided for in this Amendment, the Purchase Agreement is otherwise ratified and confirmed in all respects.

23. Amendment. This Amendment may not be amended except in writing, signed by the parties hereto.

24. Severability. The invalidity and unenforceability of any particular provision of this Amendment shall not affect any other provision hereof, and this Amendment shall be construed in all respects as if such invalid or unenforceable provision were omitted.

25. Successors and Assigns. This Amendment shall be binding upon the successors, heirs and assigns of the Parties.

26. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

[The remainder of this page intentionally left blank.]

IN WITNESS WHEREOF, each Party has caused this Amendment to be executed by its respective officers thereunto duly authorized as of the date first set forth above.

GLOBAL POWER EQUIPMENT GROUP INC.

By:	/s/ Reynolds Alain Brousseau
Name:	Reynolds Alain Brousseau
Title:	President and COO

WILLIAMS INDUSTRIAL SERVICES GROUP, L.L.C.

By:	/s/ James P. Wilson
Name:	James P. Wilson
Title:	Vice President and Treasurer

WILLIAMS GROUP INTERNATIONAL, LLC

By:	/s/ Virgil R. Williams
Name:	Virgil R. Williams
Title:	Chairman of the Board of Managers

The exhibits and attachment referenced in this Amendment have been omitted. The Registrant agrees to furnish supplementally a copy of any omitted exhibit or attachment to the Securities and Exchange Commission upon its request.

SCHEDULE 1

Section 5.1(a) Approvals

1. The formation of WSServices L.P., a California limited partnership, in which Williams Specialty Services, LLC is the sole General Partner, and Williams Plant Services, LLC is the sole Limited Partner

2. The Companies obtained workers compensation and general liability insurance as of January 13, 2005; Purchaser shall have in place at or prior to Closing all other insurance necessary or desirable for the Companies.

3. Williams Specialty Services, LLC has a labor agreement with the International Union of Painters and Allied Trades (IUPAT) for the Meade Plant in Mahrt, AL. This current Agreement renews annually, but the union has presented Williams Specialty Services, LLC with a new agreement with some terms and conditions that will require some renegotiation. Purchaser has authorized Williams Specialty Services, LLC to negotiate this new agreement.

4. Purchaser consents to the Companies’ adopting amendments to the operating agreements of the Companies or taking other manager action described below:

(a)	Williams Specialty Services, LLC

•	1. 2-25-05 Elect Herb Johnson as Secretary (following Scott Walters resignation)

•	4-1-05 Amend the Operating Agreement to delete the reference to issuance of the stock certificates “in bearer form”.

(b)	Williams Plant Services, LLC

•	1/12/04 Ratify actions of Dan Daniels following departure of Dan Belinski

•	4-1-05 Amend the Operating Agreement to delete the reference to issuance of the stock certificates “in bearer form”.

(c)	Williams Industrial Services, LLC

•	1-17-05 Elect Tom McDowell as President

•	2-25-05 Elect Dave Baxter as Secretary

and such other actions, circumstances or agreements for which Seller has received authorization in writing or via electronic transmission from a Purchaser Designee.